United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AGIOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00847X104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847X104

1.	Names of Reporting Persons BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,864,921
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,864,921
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,864,921
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 5.1%[1]
12.	Type of Reporting Person (See Instructions) HC,CO

1 The percentage ownership is based on 36,926,962 shares of Common Stock outstanding as of December 16, 2014, which includes (a) 34,642,539 shares of Common Stock outstanding as of September 30, 2014 as reported by Agios Pharmaceuticals, Inc. on its prospectus supplement filed with the Securities and Exchange Commission on December 11, 2014, and (b) 2,284,423 shares of Common Stock issued by Agios Pharmaceuticals, Inc. on December 16, 2014, including 297,968 shares of Common Stock issued as part of an underwriters’ over-allotment option.

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CUSIP No. 00847X104

1.	Names of Reporting Persons Biotech Target N.V. I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Curacao
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,864,921
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,864,921
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,864,921
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 5.1%[2]
12.	Type of Reporting Person (See Instructions) CO

2 The percentage ownership is based on 36,926,962 shares of Common Stock outstanding as of December 16, 2014, which includes (a) 34,642,539 shares of Common Stock outstanding as of September 30, 2014 as reported by Agios Pharmaceuticals, Inc. on its prospectus supplement filed with the Securities and Exchange Commission on December 11, 2014, and (b) 2,284,423 shares of Common Stock issued by Agios Pharmaceuticals, Inc. on December 16, 2014, including 297,968 shares of Common Stock issued as part of an underwriters’ over-allotment option.

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Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,864,921

(b)	Percent of class: 5.1%[3]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 1,864,921

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 1,864,921

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

3 The percentage ownership is based on 36,926,962 shares of Common Stock outstanding as of December 16, 2014, which includes (a) 34,642,539 shares of Common Stock outstanding as of September 30, 2014 as reported by Agios Pharmaceuticals, Inc. on its prospectus supplement filed with the Securities and Exchange Commission on December 11, 2014, and (b) 2,284,423 shares of Common Stock issued by Agios Pharmaceuticals, Inc. on December 16, 2014, including 297,968 shares of Common Stock issued as part of an underwriters’ over-allotment option.

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SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date: February 11, 2015	By:	/s/ Michael Hutter
Signatory Authority

	Name:	Michael Hutter

	Title:	Signatory Authority

Date: February 11, 2015	By:	/s/ Ivo Betschart
Signatory Authority

	Name:	Ivo Betschart

	Title:	Signatory Authority

Biotech Target N.V.

Date: February 11, 2015	By:	/s/ Michael Hutter
Signatory Authority

	Name:	Michael Hutter

	Title:	Signatory Authority

Date: February 11, 2015	By:	/s/ Ivo Betschart
Signatory Authority

	Name:	Ivo Betschart

	Title:	Signatory Authority

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Exhibit Index

Exhibit A: Agreement by and between BB Biotech AG and Biotech Target N.V. with respect to the filing of this disclosure statement.*

*Previously filed as an exhibit to BB Biotech AG and Biotech Target N.V.’s Schedule 13G filed with the Securities and Exchange Commission on September 11, 2014.

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